Exhibit 99.2

Farmmi, Inc. Prices $81 Million Underwritten Public Offering of

Ordinary Shares and Pre-Funded Warrants to Purchase Ordinary

Shares

LISHUI, China, Sept. 13, 2021 -- Farmmi, Inc. ("Farmmi" or the "Company") (NASDAQ: FAMI), an agriculture products supplier in China, today announced the pricing of an underwritten public offering of ordinary shares and pre-funded warrants to purchase ordinary shares ("Offering"), with gross proceeds to the Company expected to be approximately $81 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The Offering equates to 368,261,717 of the Company's ordinary shares at a price of $0.22 per share. The pre-funded warrants shall be offered at the same price per share as the ordinary shares, less the $0.0001 per share exercise price of each pre-funded warrant. The Company intends to use the net proceeds from this Offering for general corporate and working capital needs and capital expenditures. The ordinary shares are trading on The Nasdaq Capital Market under the symbol "FAMI". The closing of the Offering is expected to occur on September 15, 2021, subject to customary closing conditions.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (No 333-254036) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on March 16, 2021. A preliminary prospectus supplement and accompanying prospectus describing the terms of the Offering has been filed with the SEC and is available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including statements relating to the offering, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com